TITAN TRADING ANALYTICS INC.

18104, 102 Avenue, Edmonton, Alberta, T5S 1S7

Telephone:  (780) 930-7072  Fax:  (780) 930-7073

August 5, 2005

TSX Venture Trading Symbol:  TTA

TITAN TRADING ANALYTICS INC.

CLOSES CONVERSION OF DEBT

Titan Trading Analytics Inc. (the “Corporation”) announces it has completed a Shares for Debt transaction. The debt extinguished was $262,500.00 and 1,050,000 common shares in the capital of the Corporation have been issued at a deemed price of $0.25 to Mr. Philip Carrozza, Director of the Corporation.

The issuance of common shares in the capital of the Corporation will not result in a change of control; is pursuant to exemptions from prospectus and registration requirements; and is subject to a 4-month hold period.

FOR FURTHER INFORMATION PLEASE CONTACT:

Ken W. Powell, President & CEO

780-930-7072

The TSX Venture Exchange does not accept responsibility for the adequacy and accuracy of this release.